Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of major subsidiaries of MiX Telematics:

Pursuant to the SENS announcement published on 27 November 2017, shareholders were advised that Gert Pretorius had exercised 750 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell 446 928 of these shares to cover the strike price and resultant tax implications of the transactions.  Shareholders are accordingly advised that, to date, Gert Pretorius has sold 371 149 shares.  Once the sale of the 446 928 shares is complete, Gert Pretorius will have increased his shareholding in MiX Telematics by 303 072 ordinary shares, bringing his total shareholding to 337 854.

Name of director:	Gert Pretorius
Name of subsidiary companies:
MiX Telematics Africa Proprietary Limited (“MiX Telematics Africa “), MiX Telematics Investments Proprietary Limited (“MiX Telematics Investments “) and MiX Telematics International Proprietary Limited (“MiX Telematics International”)

Transaction date:	27 November 2017
Class of securities:	Ordinary shares
Number of securities	213 208
Price per security:	R6.30
Total value:	R1 343 210.40
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa, MiX Telematics Investments and MiX Telematics International
Transaction date:	28 November 2017
Class of securities:	Ordinary shares
Number of securities	156 309
Price per security:	R6.20
Total value:	R969 115.80
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa, MiX Telematics Investments and MiX Telematics International
Transaction date:	29 November 2017
Class of securities:	Ordinary shares
Number of securities	1 632
Price per security:	R6.30
Total value:	R10 281.60
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

1 December 2017

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